

March 5, 2014

Via E-mail
American Energy Capital Partners, LP
c/o Edward M. Weil, Jr.
Chief Executive Officer and President
American Energy Capital Partners GP, LLC
405 Park Avenue
New York, New York 10022

> **Re:** **American Energy Capital Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 14, 2014**
> **File No. 333-192852**

Dear Mr. Weil:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 9

Distributions, page 14

1.   At the end of the first paragraph, provide a cross-reference to the more detailed disclosure on page 116.

Our Partnership Agreement limits our general partner's fiduciary duties…., page 28

2.   Expand the heading and text of this risk factor to clarify that, in some instances, the general partner will need to exercise the standard of being a "prudent operator."   Provide a cross-reference to the more detailed disclosures on page 58 and 59.

Executive Management Team, page 103

3.   Delete the phrase "long history as a successful manager" from Mr. McClendon's biography. The biography should be limited to factual information, not evaluative statements.

4.   Expand Mr. Mueller's biography to clarify what is meant by the statement that he served as "Mr. McClendon's personal CFO."

Index to Financial Statements, page 161

5.   Please note the updating requirements for the financial statements of the Partnership and the general partner. Refer to Rule 8-08 of Regulation S-X.

Exhibit 10.2

6.   File the Form of Insurance Coverage as Exhibit B.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Gerald A. Bollinger, Esq.
        Kunzman & Bollinger, Inc.